Mail Stop 4561

May 10, 2006

Thomas J. Wurtz
Senior Executive Vice President and Chief Financial Officer
Wachovia Corporation
One Wachovia Center
Charlotte, NC 28288-0013

      Re: Wachovia Corporation
                Form 10-K
                Filed February 28, 2005
                File No. 001-10000

Dear Mr. Wurtz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Paul Cline
                Senior Accountant